October 25, 2010

VIA EDGAR (Correspondence Filing)

Mr. Chad Eskildsen U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Catalyst Funds (the “Registrant”)

Post-Effective Amendment No. 40

File Nos. 333-132541; 811-21872

Dear Mr. Eskildsen:

On behalf of the Registrant, this letter responds to the comments you provided to Michael Barolsky with respect to Post-Effective Amendment No. 40 to the Registrant’s Registration Statement (the “Amendment”) filed with respect to the Compass EMP Multi-Asset Balanced Fund (“Balanced Fund”), the Catalyst EMP Multi-Asset Growth Fund (“Growth Fund”), the Compass EMP Alternative Asset Fund (“Alternative Asset Fund”), the Day Hagan Tactical Allocation Fund of ETFs (“Day Hagan Fund”), the Eventide Gilead Fund, the Catalyst Value Fund, the Listed Private Equity Plus Fund, and the SMH Representation Trust (each a “Fund,” collectively, the “Funds”).  Your comments are set forth below and each is followed by the Registrant’s response.

Prospectus for each Fund

October 25, 2010

Page #

Comment 1:	Please delete the Fund’s address and telephone number from the cover for each Fund.
Response:	The Fund’s address has been removed from the cover of each Prospectus.
Comment 2:

With respect to the footnote regarding acquired fund fees and expenses in each Fund’s fee table, please delete the first sentence that reads “Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.”

Response:	The requested sentence has been deleted from each such footnote.
Comment 3:

With respect to the discussion of the Principal Risks of investing in each Fund, for each Fund that discloses risks of investing in small and mid-capitalization companies, please revise the respective Fund’s discussion of its principal strategies to include a reference to investments in small and mid-capitalization companies.

Response:

With respect to the Balanced Fund, Growth Fund, and Alternative Asset Fund, each Fund’s principal strategies discussion has been revised to note that the respective Fund invests in stocks “including small, mid and large capitalization companies.” With respect to each other Fund that discloses as a principal risk of investing in such Fund the risks associated with small and mid-capitalization companies, each Fund’s principal strategies discussion notes either that the Fund invests in stocks (i) of any capitalization or without regard to market capitalization or (ii) expressly including small and mid-capitalization companies.  Consequently, no additional disclosure has been added.

Comment 4:	With respect to the Item 9 disclosure of the principal risks of investing in each Fund, please disclose the risks of investing in each Fund separately, rather than in a combined discussion.
Response:

We have considered the structure of the current disclosure regarding the risk factors common to multiple funds, and we believe the current format complies with the requirements of Form N-1A and presents the information in a clear and concise manner for investors, particularly with respect to enabling an investor to compare the risks of each Fund to the other Funds.  Consequently, no change has been made to this section.

Comment 5:

For the Day Hagan Fund, the Eventide Gilead Fund, the Catalyst Value Fund, and the Listed Private Equity Plus Fund, please revise the discussion of the respective Fund’s principal strategies as necessary to state whether the high turnover rate is part of the strategy.

Response:

With respect to the Day Hagan Fund, the following sentence has been added to the principal strategies discussion: “The models may require frequent buying and selling of the Fund’s investments.”   The follow disclosure was also added to the Fund’s principal investment risks: “Turnover Risk.  The models used by the Advisor may require a higher portfolio turnover, which may result in higher transactional and brokerage costs.”

With respect to the Eventide Gilead Fund, the following sentence has been added to the principal strategies discussion: “The Advisor may engage in frequent buying and selling of the Fund’s investments to achieve the Fund’s objective.”  The follow disclosure was also added to the Fund’s principal investment risks: “Turnover Risk.  A higher portfolio turnover will result in higher transactional and brokerage costs.”

With respect to the Catalyst Value Fund, the Fund’s SAI contains sufficient disclosure to explain the causes of changes in the Fund’s turnover rate, and consequently, no additional disclosures have been added.  With respect to the Listed Private Equity Plus Fund, a high portfolio turnover is not an inherent part of the Fund’s principal strategies, and consequently, no additional disclosure has been added.

Compass EMP Funds Prospectus and SAI
Comment 6:

With respect to the discussion of each of the Balanced Fund’s, Growth Fund’s, and Alternative Asset Fund’s Principal Investment Strategies (Item 2 and Item 9), please clarify whether investments in “international stocks” includes stock of issuers based in emerging markets.

Response:

This confirms that the references to “international stocks” include stock of issuers based in emerging markets, and the principal strategies section for each Fund has been revised to refer to “U.S., international and emerging markets stocks”.

Comment 7:	In the fee table for each Fund, please conform the captions to those in Form N-1A (i.e., by including the parentheticals in the Form).
Response:	The captions in each fee table have been revised to conform to those in Form N-1A.
Comment 8:	Please confirm that the numbers provided for the expense examples for Class C and Class T shares of the Balanced Fund are correct.
Response:	The amounts provided for the expense examples for the Balanced Fund have been updated and will appear in the next post-effective amendment filing.
Comment 9:	Please revise the principal strategies section for the Balanced Fund to state that the Fund will invest at least 25% of its net assets in fixed income instruments.
Response:

The principal strategies section for the Balanced Fund has been revised to insert the following sentences at the end of the first paragraph: “Under normal market conditions, the Balanced Fund invests at least 25% of its net assets in equity securities and at least 25% of its assets in fixed income securities.”

Comment 10:	In the fee table for the Alternative Asset Fund, please delete “(Underlying)” in the caption for the AFFE.
Response:	The requested change has been made.
Comment 11:	Please revise the principal strategies section for the Alternative Asset Fund to state that the Fund will invest at least 80% of its net assets in alternative assets.
Response:

With respect to the Alternative Asset Fund, the Fund’s name does not “suggest[] that the Fund focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries,” which would require the requested change to the Fund’s investment policies per Rule 35d-1(a)(2) under the Investment Company Act of 1940, as amended.  Rather, the term “alternative asset” as used by the Fund refers to a wide variety of assets of different types, including, but not limited to, stocks, bonds, real estate, commodities, and currencies.  Because the Fund’s name does suggest the Fund invests in a particular type of investments, the Fund’s name and investment policies do not violate the Rule, and the requested change to the Fund’s investment policies has not been made.

Comment 12:

Please revise the principal risks section for the Alternative Asset Fund to disclose the risks of investing in alternative assets (beyond commodities and real estate, disclosures for which are already included).

Response:

Because “alternative asset” does not describe a particular investment, the Fund’s prospectus and SAI do not include a generic “alternative asset” risk factor and rather, they include disclosures specific to the various types of assets in which the Fund invests, including commodities, real estate, currencies, stocks, and bonds.  Because these disclosures already address the types of assets in which the Fund invests as part of its principal strategies, no additional disclosures have been added in response to the above comment.

Comment 13:

With respect to the “Investment Restrictions” and “Other Investment Policies” section of the Funds’ SAI, please include in your response a clean copy of those sections.  Please also revise if necessary to include restrictions regarding investment concentrations in certain sectors.

Response:

A properly formatted of the “Investment Restrictions” and “Other Investment Policies” sections of the Funds’ SAI can be found in the Funds’ recent post-effective amendment filing (No. 43), filed on or about October 25, 2010.  The requested policy regarding concentration in certain sectors appears in those sections.

Day Hagan Prospectus – no additional comments Eventide Gilead Prospectus
Comment 14:

With respect to the disclosure of the principal risks of investing in the Fund, please confirm that the disclosed risks address the observations set forth in Barry Miller’s letter to the Investment Company Institute regarding investments in derivatives.

Response:	We confirm that the risk disclosures in the Fund’s Prospectus address the observations set forth in Barry Miller’s letter to the Investment Company Institute.
Catalyst Value Fund Prospectus
Comment 15:	With respect to the Fund’s performance discussion, please add a sentence to the performance narrative describing how updated performance information may be obtained per Item 4(b)(2)(i).
Response:	The following sentence has been added to the end of the above-referenced paragraph: “Updated performance information is available by calling the Value Fund, toll free, at 1.866.447.4228.”
Comment 16:

With respect to the Fund’s performance discussion, please move the second paragraph following the performance table (beginning “The Russell 2000 . . .”) to immediately prior to the “Annual Total Returns” heading.

Response:	The requested change has been made.
Listed Private Equity Plus Fund Prospectus
Comment 17:	In the Fund’s fee table, please correct the alignment of the last row of the fee table.
Response:	The requested change has been made.
SMH Representation Trust Prospectus
Comment 18:	Please delete the first two footnotes following the fee table.
Response:	The first two footnotes following the fee table have been deleted.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at
(513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP